

DAKOTA GROWERS PASTA CO.

YOUR SOURCE FOR PREMIUM PASTA.SM

March 30, 2005

Mr. Don Delaney
U.S. Securities and Exchange Commission
Division of Corporate Finance
450 5th Street N.W.
Washington, D.C. 20549-0405

Fax Number: 202-942-9528

Re: Dakota Growers Pasta Company, Inc. controls and procedures disclosure and Section 302 certification language

Dear Mr. Delaney:

Thank you for your call on March 29, 2005 regarding the controls and procedures disclosure language and Section 302 certification language prescribed by SEC Release No. 33-8238. Per our discussion, Dakota Growers Pasta Company, Inc. will modify its controls and procedures disclosure and Section 302 certification language in future SEC filings to comply with the requirements outlined in Release No. 33-8238. Also as discussed, the Company will not amend any previous filings with the SEC related to this matter.

Please contact me at 701-652-4893 if you have any additional questions.

Sincerely,

Thomas Friezen
Chief Financial Officer

One Pasta Avenue · Carrington, ND 58421-0021 USA
Tele (701) 652-2855 · Fax (701) 652-3552 · www.dakotagrowers.com